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Exhibit (a)(5)(F)

MID-YEAR MEDIA REVIEW
TRIBUNE COMPANY PREPARED REMARKS
Tuesday, June 20, 2006

Dennis FitzSimons, Chairman, President and CEO

        Good morning everyone. With me today is Don Grenesko, Tribune CFO. We are happy to be here today to update you on Tribune. Since we're in the midst of a tender offer and in a quiet period, our presentations will be relatively short. I also need to remind you that today's discussion may include forward-looking statements that are covered in greater detail in our SEC filings.

        Given these circumstances, we also thought it best that John Reardon and Scott Smith, heads of our television and publishing groups, stay focused on running the business and they're back in Chicago. Scott is actually on the road. Don will update you on business trends in a moment.

        Since I'm sure most of you are familiar with our plans to repurchase up to 25% of our shares outstanding, we won't repeat all the details we have previously announced. I'll just say that the tender offer is on track, and we expect to close it as planned on June 26.

        Last week, the independent directors of Tribune, those not associated with the Chandler Trusts, in a reply letter to the Trust, reaffirmed their unanimous vote in favor of the tender offer as being in the best interests of all Tribune shareholders. They also said that the company has a well-articulated and well-considered long-term plan to build shareholder value. That's what we plan to focus on today.

        But first, we know that there are still a number of questions out there about the recapitalization. Since our quiet period precludes an open Q&A session, we'd like to address some of the questions that we've heard from investors and analysts.

        First, why an aggressive share repurchase program, versus other strategic alternatives?

        We took this action because we strongly believe that Tribune's stock price does not reflect the underlying value of the company or the potential we have for creating shareholder value. As we've said throughout this process, the Board, including those who dissented, evaluated numerous strategic alternatives to create value for all Tribune shareholders. The tender offer allows the company to return value to shareholders who may be seeking liquidity, while also allowing us to continue to move forward on our longer term strategy. Our independent directors were unanimous in supporting this transaction at this time as being in the best interest of all shareholders. It also gives us some flexibility and does not preclude us from pursuing other value-creating initiatives in the future.

        We've also had lots of questions on the TMCT LLCs.

        Let's start with what the TMCTs are:

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  These are two "partnerships" that were created by the Chandlers and Times Mirror in 1997 and 1999, prior to the acquisition of Times Mirror by Tribune. Their purpose was to diversify the Chandler Trusts out of Times Mirror stock in a tax efficient manner. Today, they are owned by Tribune and the Chandler Trusts on an approximately 50-50 basis.

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  The TMCTs combined assets include 51M shares of Tribune common and preferred stock, plus fixed income, equity, real estate and venture capital investments. The total value is about $3.5 billion.

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  At issue are a couple of things. The first—documented by recent media coverage—is the potential tax liability the company could incur if these partnerships are restructured as the Chandler trusts have requested. As you are aware, Tribune absorbed a $1 billion tax bill in September that was inherited along with the Times Mirror acquisition. This reduced our market capitalization and certainly damaged our stock's performance versus our peers. The company has no intention of assuming any additional tax liability.

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  The second issue, which has not received as much attention, is the valuation of the common and preferred stock in these partnerships. The leveraged recapitalization has raised the equity value of the common stock, which accrues primarily to the company's benefit, and reduced the value of the preferred stock, which accrues primarily to the Chandler Trusts.

        At the time the Board voted to authorize the tender offer, there remained fundamental disagreements between Tribune and the Chandler Trusts as to the financial terms of a TMCT restructuring. The gap in valuation between the company and the Chandler Trusts was material.

        Our unwillingness to delay the tender offer in order to accommodate the demands of the Chandler Trusts was based on the judgment that the tender offer benefited all shareholders. The Chandlers' proposed restructuring of the TMCTs primarily benefited the Chandler Trusts at the expense of other shareholders.

        This disagreement is not so much about strategy as it is about economics and tax risk. Our independent directors were very clear about this in their letter replying to the Chandler's 13-D filing.

        Another question we've been asked: How does this recapitalization address the difficult fundamentals of your newspaper and TV businesses?

        We would not do this if we didn't think we could generate better financial results. We're faced with the same challenges as the rest of the media industry, but we have strong businesses in important markets that generate significant cash flow. We are pursuing a strategy of performance improvement that will create value over the long term.

        Very briefly, here's how we plan to win:

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  We'll continue to be the leading provider of local news and entertainment in our markets.

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  We'll make content available on multiple platforms: print, broadcast, Internet, mobile, cable.

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  We'll capitalize on our scale by sharing resources.

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  We'll expand our already significant Internet businesses.

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  And, we'll invest in additional interactive ventures.

        Let's talk about interactive first, since it's become the fastest growing part of our business. Year to date, through May, interactive revenue at Tribune is up 28%, and that's after a 43% revenue gain in 2005.

        Tribune Interactive is projected to generate revenue of more than $225 million in 2006. That represents about 6% of publishing revenue. We look to increase to that to approximately 12% to 15% of publishing revenues in 2010. Audience is expanding too, with unique visitors to our sites now averaging more than 14 million per month.

        As you know, we've had success in building and acquiring online businesses. These include CareerBuilder, Cars.com, Apartments.com, HomeGain.com, Topix.net and ShopLocal.com. In May, we acquired ForSaleByOwner.com and we've announced our intention to increase our stake in CareerBuilder after the McClatchy/Knight Ridder sale closes. So we're investing further in interactive to increase our online revenues.

        Sustaining the broad reach and revenue of our core metropolitan newspapers and television stations is another priority. Our most important task is to generate better top-line revenue growth throughout these businesses. Specifically, that means making our content available on multiple platforms, as I said earlier. It's also capitalizing on our national scale by sharing resources and innovating to better serve our readers, viewers and advertisers.

        The publishing group is focused on readership, and content innovations and subscriber retention efforts at our newspapers are showing good results locally.

        The group also is building incremental revenues by growing its direct mail and targeted print businesses. The creation of Tribune Direct this spring is a good example of how we're using scale to create more growth opportunities. Tribune Direct is a national marketing company we created by consolidating seven established direct mail businesses at our newspapers. We'll now have a lot more choices for direct mail clients of all sizes.

        We've seen solid growth in products such as RedEye and amNewYork, which continue to attract new readers and new advertisers. We've also expanded color capacity and preprint options for advertisers.

        In television, we have a lot of confidence in The CW's prospects for its fall launch. We're going to have the best returning shows from both The WB and UPN, with established hits on every night in prime time. These include Smallville and Gilmore Girls from The WB and Everybody Hates Chris and Veronica Mars from UPN. Re-branding of our stations will take place in a coordinated way over the summer.

        As we said when announcing the stock repurchase, we look to further improve operational efficiencies throughout the company by aggressively managing costs, and that includes $200 million in expense savings over the next two years.

        We also plan to divest at least $500 million of non-core assets. We're nearly halfway to that point. On June 5 we announced the sale of WATL in Atlanta to Gannett for $180 million and at an excellent multiple. Given the high tax basis we had there, we'll realize almost all of those proceeds.

        Yesterday, we announced the sale of our Albany station to Freedom Communications for $17 million. This was a station we acquired back in 1999 primarily to improve distribution for The WB. Now that we are not a part owner of the network, and because Albany is DMA No. 55, smaller than what we're used to operating in, it made sense to sell. Other sales will follow, and may include other non-core broadcasting and publishing businesses as well as real estate and securities held for investment.

        Finally, we plan to continue serving our local communities with quality journalism. That's our foundation and we've proven over the years that great journalism and efficient operations can coexist.

        Now, let's go to Don, and I'll be back to wrap up.

Don Grenesko, Sr. Vice-president/Finance and Administration

        Thanks, Dennis. Good morning, everyone. Let me start out by updating you on the progress we've made on financing our 75 million common share buyback.

        Our total borrowing needs are projected to reach about $3.4 billion. This includes $2.4 billion of new, incremental borrowings to fund the 75 million share repurchase, as well as $1 billion to refinance current commercial paper borrowings and other existing debt maturing later this year.

        We have firm bank commitments for all of our borrowing needs.

        Our permanent financing plan includes a $1.3 billion, 5-year bank term loan, and $2.1 billion of 6-12 year public bonds, which we expect to issue later this summer. In the interim, our banks are providing a 1-year bridge facility until the public bonds are issued. This financing structure is designed to minimize our ongoing interest costs while maintaining the flexibility to prepay as much of the debt as possible without incurring penalties. The bank commitments will also include a new $750 million, five-year revolving credit facility to replace our current agreements.

        The variable rate bank debt will be tied to LIBOR plus 75 basis points, or about 6 1/4% currently, and we expect the public bonds to carry a fixed rate of around 7 1/4%, based on current market conditions.

        By replacing expensive equity with lower-cost debt, we will lower our overall cost of capital by about 50 basis points. In addition, the 4% after-tax cost of the new debt will be partially offset by the elimination of the 2.5% dividend on the common shares we are retiring.

        As a result of this transaction, Tribune's debt will grow to approximately $5 billion excluding the PHONES and $6 billion with the PHONES. Two ratings agencies have now rated our debt at triple-B-minus, which is still investment grade, while Moody's has lowered our rating to Ba1. Tribune continues to generate a significant amount of free cash flow, and we plan to pay down debt relatively quickly with a goal of regaining a "mid-BBB" bond rating and access to the commercial paper market by the end of 2008. Our strong free cash flow also provides us sufficient flexibility for capital expenditures and investments, particularly in the interactive area, that will improve our top-line growth. We also expect to maintain our current annual dividend of 72 cents per share.

        We've been asked for more details on the $200 million in cost savings that we announced in conjunction with the share repurchase. Those savings will begin this year, and will be spread over the next 24 months.

        In publishing, common technology systems for managing content, advertising and circulation across all of our newspapers will save about $40 million annually. Importantly, we are at the forefront of the newspaper industry in the use of this type of centralized technology. We have identified other areas of cost savings totaling $80-100 million related to: outsourcing certain back office functions; further centralization in the finance and technology areas; consolidating and reorganizing circulation distribution functions; sharing content for national and foreign news as well as features; and lower newsprint consumption. These changes will require staffing reductions through attrition and position eliminations. And, yes, we can make these changes without hurting our strong focus on local newsgathering.

        In broadcasting we'll leverage technology to eliminate redundancy. We'll continue to make use of centralized distribution centers for programming, known as regional operating centers.

        As Dennis said, our top priority is revenue growth, so let me give you some color on current revenue trends.

        In publishing, we had a very good month of May with advertising revenues up 3.6%; however, June revenues are soft and we expect publishing's first half advertising to be about flat with last year. Excluding Newsday and their isolated preprint issue, the group's advertising revenues in May rose by 5.6%. Newsday will start to cycle through its preprint losses in the 3rdquarter, and they are making good progress in winning back the food and drug preprint business they lost.

        The newspaper group's retail advertising rose by 3.7% in May with increases in most categories and strength at our LA, Chicago and Florida papers.

        National advertising was down 1.3% with automotive, financial, technology and movies showing the largest declines. Movies will continue to be a challenge, but a greater number of second half releases should help to improve trends. While sluggish auto sales are likely to continue, we're encouraged by the additional advertising we've received from regional promotions in many of our markets, and believe new incentives by Chrysler and Ford will spur additional activity. Telecom/wireless and the health care categories are strong, and we look for that to continue. We expect the financial category to be better in the second half as well.

        Classified advertising was up nearly 7% in May. Strong gains in real estate, especially in LA, South Florida and Orlando, were offset somewhat by lower automotive dealer spending. Gains in recruitment were mostly due to online sales, which were up 25%.

        Circulation revenues were down 5%, as selective discounting continues as part of our strategy to stabilize individually paid circulation.

        In television, revenues rose about 1% in May due to improved ratings at our Fox stations and improvement in the automotive, telecom and financial categories. We expect automotive to continue its recovery in the third quarter, led by imports, as well as a rebound in the movie category. The new CW Network debuts in September, which should increase prime-time ratings and provide a strong lead-in for our late news broadcasts. Let me now turn it back to Dennis.

Dennis FitzSimons

        Having been at this conference many times, it seems a little odd not to open it up to questions at this point which we normally do. We ask for your understanding given the quiet period that we're in right now. Let me just say that we're confident that the leveraged recapitalization, coupled with improved operating performance and non-core asset divestitures, will create long-term value for Tribune shareholders.

        We appreciate you joining us today. We'll look to reporting the results of the tender offer early next week and then giving you an update on our second quarter results on July 13. Thanks very much.

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  Exhibit (a)(5)(F)
MID-YEAR MEDIA REVIEW TRIBUNE COMPANY PREPARED REMARKS Tuesday, June 20, 2006